STIRLING HOTELS & RESORTS, INC.

14185 Dallas Parkway, Suite 1200, Dallas, TX 75254

Via EDGAR

April 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Attn:   Eric McPhee

Kristina Marrone

Re:        Stirling Hotels & Resorts, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G

Response dated March 6, 2024

File No. 000-56623

Ladies and Gentlemen:

This letter sets forth the response of Stirling Hotels & Resorts, Inc., a Maryland corporation (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated March 26, 2024, pertaining to the response to the Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G (the “Pre-Effective Amendment”) that was submitted to the SEC on March 6, 2024 (the “March Response”). We have included the Staff’s comments below, followed by the Company’s responses thereto. Page number references herein are to the Pre-Effective Amendment.

Response dated March 6, 2024

Item 1, Business
Ownership Structure, page 10

1.	We acknowledge your response to prior comment 2. We note that your proposed revised text also deletes the reference that you are the sole member of the sole general partner. To the extent that you are the sole member of the sole general partner, please revise to reinsert this disclosure.

Response: In the Post-Effective Amendment, the Company undertakes to include the following footnote disclosure:

(2) We are the sole member of the sole general partner of Stirling OP. As of the date of this filing, we do not own a significant economic interest in Stirling OP as our economic interest is limited to the initial capital contribution of $25.00 and the 397 shares of common stock we have sold subsequent to the initial capital contribution. We will not own a significant economic ownership interest in Stirling OP or its underlying properties until we raise significant capital in our private offering.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 9, 2024

Item 7, Certain Relationships and Related Transactions. . .
Other Activities by Ashford and its Affiliates, page 49

2.	We acknowledge your response to prior comment 4 and your proposed revised disclosures. In the Post-Effective Amendment, please revise to explain how you would compete with Texas Strategic Growth Fund, and that you may compete in the future with other additional programs, which are also included in the definition of “Other Ashford Accounts.” In addition, please revise to define “luxury” and “upper upscale chain.”

Response: In the Post-Effective Amendment, the Company undertakes to further revise the disclosure proposed in the March Response as follows:

Allocation of Investment Opportunities. The Advisory Agreement acknowledges that, while information and recommendations supplied to us shall, in our Advisor’s reasonable and good faith judgment, be appropriate under the circumstances and in light of our investment guidelines, such information and recommendations may be different in certain material respects from the information and recommendations supplied by our Advisor or its affiliates to others (including, for greater certainty, the Other Ashford Accounts and their investors, as described below). In addition, as acknowledged in our Advisory Agreement, affiliates of our Advisor advise and/or manage one or more Other Ashford Accounts and we expect will in the future sponsor, advise and/or manage additional Other Ashford Accounts. This overlap will from time to time create conflicts of interest.

Our Advisor and its affiliates have agreed that we will have a right of first refusal for any select-service hotel assets sourced by our Advisor that have trailing or anticipated twelve-month average revenue per available room (“RevPAR”) of less than twice the then-current U.S. national average RevPar for all hotels (the “Select Service ROFR”). The then-current U.S. national average RevPar for all hotels for priority purposes will be determined with reference to the most current Smith Travel Research Reports. As used herein, “select-service hotel assets” refers to properties that offer limited degrees of services and amenities and may include brands such as Residence Inn, Hilton Garden Inn, Hyatt Place, Hampton Inn, Courtyard by Marriott, and Holiday Inn Express. With the exception of the Select Service ROFR, our Advisor and its affiliates are not obligated to present hotel investment opportunities to us before presenting them to Other Ashford Accounts. Specifically, we may only invest in hotel investments sourced by our advisor and not subject to the Select Service ROFR if certain Other Ashford Accounts, specifically BHR and AHT as described herein, pass on such opportunities and subject to the investment allocation policies and procedures adopted by our advisor.

Of the existing Other Ashford Accounts with which we may compete for investment opportunities and that have priority over us, BHR focuses its investment strategy primarily on luxury hotels and resorts and AHT focuses its investment strategy primarily on upper upscale full-service hotels. As used herein, “luxury hotels” refers to full service properties that offer an extensive list of guest services and amenities such as multiple on-site restaurants, banquet and meeting rooms, concierge service, spas, gyms, pool and retail shops and may include brands such as Fairmont, Four Seasons, Mandarin Oriental and Ritz-Carlton, and “upper upscale” refers to full service properties that offer a wide variety of onsite amenities, such as an onsite restaurant, meeting spaces, exercise rooms or spas and may include brands such as Canopy by Hilton, Kimpton, Omni, and Wyndham Grand. BHR has priority with respect to hotels and resorts with RevPAR of at least twice the then-current U.S. national average and AHT has priority with respect to non select-service hotels that have RevPAR less than twice the then-current U.S. national average. Our Advisor or its affiliates may enter into similar arrangements with other programs it manages in the future. Should BHR or AHT, or any future advised platforms with similar arrangement pass on investment opportunities for which they have priority, i.e. those opportunities sourced by our Advisor not subject to the Select Service ROFR, or seek an investment partner for such opportunities, we would have the ability to participate in those opportunities. From time-to-time Other Ashford Accounts, including AHT and BHR may not be actively pursuing investments. As a result of the current macroeconomic environment and challenges facing commercial real estate, including as a result of ongoing impacts from the COVID-19 pandemic and the current debt environment, and as further disclosed in public filings, BHR and AHT have limited funds available for investment. As of December 31, 2023, BHR and AHT had approximately $85.6 million and $165.2 million, respectively, of cash and cash equivalents. Moreover, BHR has fully drawn its $200 million secured credit facility. In addition, AHT’s current focus is to pay off its strategic financing through a combination of asset sales, mortgage debt refinancings, and non-traded preferred capital raising rather than investments in new assets. As such, we do not currently expect to compete meaningfully with these programs for investment opportunities. We may not participate in every investment opportunity that falls within our investment objectives.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 9, 2024

With respect to Other Ashford Accounts with investment objectives or guidelines that may overlap with ours but that do not have priority over us, including Texas Strategic Growth Fund, L.P. (“TSGF”) and other future programs sponsored by Ashford, investment opportunities are allocated among us and one or more Other Ashford Accounts in accordance with Ashford’s policies and procedures on a basis that our Advisor and its affiliates believe to be fair and equitable over time in their sole discretion, which may be subject to one or more of the following considerations: (i) any applicable investment objectives or focus of ours and such Other Ashford Accounts, (ii) any investment limitations, parameters or contractual provisions of ours and such Other Ashford Accounts, (iii) the sector, geography/location, expected return profile, expected distribution rates, anticipated cash flows, expected stability or volatility of cash flows, leverage profile, risk profile and other features of the applicable investment opportunity and its impact on portfolio concentration and diversification, (iv) maintaining structuring and financing flexibility, (v) legal, tax, accounting and regulatory considerations, (vi) any other requirements or considerations set forth in the governing documents of any Other Ashford Account and (vii) other considerations deemed relevant by our Advisor and its affiliates (including, without limitation, qualifying and maintaining our qualification as a REIT and our ability to avoid registration as an investment company under the Investment Company Act). TSGF’s investment mandate includes multifamily, office, industrial, retail, self-storage and hospitality properties, among others, located, generally, in urban and suburban areas across Texas. Further, its investment guidelines require it to invest at least 80% of its aggregate capital into multifamily, industrial and self-storage real estate assets and no more than 20% in other commercial real estate (including hospitality assets). In addition, all of TSGF’s capital has been allocated among its current investment pipeline. As such we do not expect to compete meaningfully with TSGF for investment opportunities as we expect there to be limited opportunities for investment overlap.

Stirling Hotels (Predecessor) Financial Statements, page F-15

3.	Please update the predecessor financial statements in your next amendment to include audited financial statements of the predecessor as of and for the year ended December 31, 2023, or tell us why you believe such updated financial statements are not required at this time. Refer to item 8-08 of Regulation S-X.

Response: We respectfully advise the Staff that on March 29, 2024 the Company filed its Annual Report on Form 10-K (the “Form 10-K”), and will incorporate such updated financial statements by reference into its Post-Effective Amendment on Form 10. We note that the Form 10-K includes the audited financial statements for the fiscal year ended December 31, 2023 that satisfy Rule 8-08 of Regulation S-X.

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 9, 2024

General

4.	We refer to your Forms 8-K filed February 15, 2024 and March 15, 2024 disclosing, among other information, the January 31, 2024 NAV per share and the February 29, 2024 NAV per share, respectively. Please revise future current reports disclosing your most recent monthly NAV per share to disclose historical NAV information as well.

Response: The Company hereby confirms to the Staff that, with respect to future current reports, the Company will provide the historical NAV per share for the current month and preceding month. The Company will also disclose in its Annual Report on Form 10-K information regarding the monthly NAV per share for the current year covered by the report.

We would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact Laura Sirianni at DLA Piper LLP (US) by email at laura.sirianni@us.dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

Stirling Hotels & Resorts, Inc.

By:	/s/ Deric Eubanks
Name: Deric Eubanks
Title: President

cc: Laura K. Sirianni, Esq., DLA Piper LLP (US)